SECURI 12010683 ISSION

SEC Mail Processing Section FEB 15 2012 Washington, DC 125

SEC Mail Processing Section FEB 15 2012 Washington, DC 123

Ch.D 2/15/12

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SEC FILE NUMBER
8- 68004

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATIS, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8252 Hohman Avenue
(No. and Street)

Munster (City) Indiana (State) 46321 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Evanich (219) 836-2102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Q.D 2/15.

OATH OR AFFIRMATION

I, John J. Evanich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATIS, Inc, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

Carolyn J. Hardesty
Notary Public, State of Indiana
Lake County
My Commission Expires 5/19/19

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
ATIS, Inc

Independent Auditor's Report

We have audited the accompanying statements of financial condition of ATIS, Inc as of December 31, 2011 and December 31, 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATIS, Inc as of December 31, 2011 and December 31, 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence Pauckner

January 31, 2012

ATIS, Inc

Statement of Financial Condition

Assets	December 31, 2011	December 31, 2010
Cash and cash equivalents	$ 61,914	$ 23,664
Accounts receivable	16,111	11,827
Interest receivable	51	1,033
Deposit with clearing organization	50,000	50,000
Securities owned	20,732	41,319
Property, net	1,284	3,176
Total Assets	$ 150,092	$ 131,019

Liabilities and Stockholders' Equity

Liabilities		
Accounts payable and accrued expenses	$ 12,995	$ 8,961
Stockholders' Equity		
Common stock, no par value, 100 shares authorized, issued and outstanding	5,000	5,000
Additional paid in capital	125,000	125,000
Retained earnings	7,097	(7,942)
Total Stockholders' Equity	137,097	122,058
Total Liabilities and Stockholders' Equity	$ 150,092	$ 131,019

The accompanying notes are an integral part of these financial statements

ATIS, Inc

Statement of Income

	For the Years Ended December 31, 2011	For the Years Ended December 31, 2010
Revenues		
Commissions	$ 278,822	$ 281,712
Investment advisory fees	53,619	47,366
Interest income	6,741	2,092
Gain (loss) on securities	(3,555)	(98)
Other income	48,308	43,771
	383,935	374,843
Operating Expenses		
Employee compensation and benefits	219,602	238,092
Data processing and clearing charges	51,022	51,072
Occupancy expenses	15,092	15,092
Communications	5,897	8,952
Administrative expenses	19,130	16,369
Legal and professional fees	10,352	9,155
Other operating expenses	7,801	7,741
	328,896	346,473
Net Income	$ 55,039	$ 28,370

The accompanying notes are an integral part of these financial statements

ATIS, Inc

Statement of Changes in Stockholders' Equity

	Common Stock	Additional Paid in Capital	Retained Deficit
Balance, December 31, 2009	$ 5,000	$ 125,000	$ (11,312)
Distributions			(25,000)
Net income			28,370
Balance, December 31, 2010	5,000	125,000	(7,942)
Distributions			(40,000)
Net income			55,039
Balance, December 31, 2011	$ 5,000	$ 125,000	$ 7,097

The accompanying notes are an integral part of the financial statements.

ATIS, Inc
Statement of Cash Flows

	For the Years Ended	
	December 31, 2011	December 31, 2010
Operating Activities		
Net income	$ 55,039	$ 28,370
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	1,892	1,893
Changes in operating assets and liabilities:		
Accounts receivable	(4,284)	4,128
Interest receivable	982	(1,033)
Accounts payable and accrued expenses	4,034	(1,102)
Net Cash Provided by Operating Activities	57,663	32,256
Investing Activities		
Change in investment inventory	20,587	(11,319)
Net Cash Provided by (Used in) Investing Activities	20,587	(11,319)
Financing Activities		
Shareholder distributions	(40,000)	(25,000)
Net Cash Used in Financing Activities	(40,000)	(25,000)
Increase (Decrease) in Cash and Cash Equivalents	38,250	(4,063)
Cash and Cash Equivalents at Beginning of Year	23,664	27,727
Cash and Cash Equivalents at End of Year	$ 61,914	$ 23,664

The accompanying notes are an integral part of these financial statements.

ATIS, Inc
Notes to Financial Statements
December 31, 2011

Note 1 - Significant Accounting Policies

Description of Business
ATIS, Inc is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with RBC Capital Markets Corporation.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Investment advisory fees are recognized when earned.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Income Taxes
The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, corporate taxable income is taxed at the shareholder level only and there has been no accrual of income taxes. Years prior to 2008 are no longer subject to examination by federal and Indiana tax jurisdictions.

Accounts Receivable
Accounts receivable consists of commissions revenues that have been earned but not collected. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Securities Owned
Securities owned are valued at their quoted market value. Changes in the unrealized gains or losses are included with realized gains and losses in the income statement under the title gain (loss) on securities.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $1,892 and $1,893 for the years ended December 31, 2011 and 2010, has been computed using accelerated methods of depreciation.

Note 1 - Significant Accounting Policies (continued)

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or income taxes during 2011.

Note 2 – Securities owned

Securities owned are securities that are carried at quoted market values and consist of the following:

	December 31, 2011	December 31, 2010
Corporate bond, maturing within one year	$ -	$ 40,375
Corporate bond, maturing in one to five years	19,786	-
US Equities	946	944
Total	$ 20,732	$ 41,319

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2011	December 31, 2010
Furniture and office equipment	$ 6,292	$ 6,292
Less: Accumulated depreciation	5,008	3,116
Total	$ 1,284	$ 3,176

Note 4 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $50,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2011, the Company had net capital of $132,843, which was $82,843 in excess of its required net capital of $50,000. The percentage of aggregate indebtedness to net capital was 9.8%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2011, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were two reconciling items between the December 31, 2011 unaudited Focus report and this report. The net effect on net capital was a decrease of $1,332.

Net capital as reported on the unaudited Focus report of December 31, 2011	$	134,175
Increase in non-allowable assets		(1,174)
Increase in haircuts on securities		(158)
Net Capital as Audited	$	132,843

ATIS, Inc

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2011

Net Capital

Stockholders' equity	$ 137,097
Less nonallowable assets	(2,458)
Net capital before haircuts on security position	134,639
Haircuts on securities	(1,796)
Net capital	$ 132,843
Aggregate Indebtedness	$ 12,995
Net capital required based on aggregate indebtedness	$ 866
Computation of Basic Net Capital Requirement Minimum net capital required (Based on minimum dollar requirement)	$ 50,000
Excess Net Capital	$ 82,843
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 72,843
Percentage of Aggregate Indebtedness to Net Capital	9.8%

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
ATIS, Inc

In planning and performing our audit of the financial statements of ATIS, Inc as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
ATIS, Inc
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the lack of segregation of duties. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
January 31, 2012

ATIS, Inc

Financial Report

December 31, 2011

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

ATIS, Inc

Financial Report

December 31, 2011